Exhibit 12.1
TD AMERITRADE Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Fiscal Year Ended September 30, 2009
			Pro Forma
	Actual		Adjustments (3)	Pro Forma
Determination of earnings:
Pre-tax income	$1,059,404		$(27,189)	$1,032,215
Fixed charges	68,773		27,189	95,962

Earnings before income taxes and fixed charges (A)	$1,128,177		$—	$1,128,177

Fixed charges:
Interest on borrowings (1)	$40,070		$27,189	$67,259
Brokerage interest expense	15,166		—	15,166
Interest portion of rent expense	13,537		—	13,537

Total fixed charges (B)	$68,773		$27,189	$95,962

Ratio of earnings to fixed charges (A) ÷ (B)	16.4	x		11.8	x

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	20.8	x		13.8	x

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.

(3)	The ratio of earnings to fixed charges for the fiscal year ended September 30, 2009 has been adjusted on a pro forma basis to give effect to the offer and sale of the $1,250 million aggregate principal amount of the notes offered hereby and the use of the net proceeds to repay the Company’s existing senior secured term loan facilities as if such events occurred on October 1, 2008.